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                                                           EXHIBIT 12(a)(11)



Investor Contact: 781-622-1111
Media Contact: 781-622-1252


             THERMO INSTRUMENT SYSTEMS COMMENCES CASH TENDER OFFER
                            FOR THERMO BIOANALYSIS


WALTHAM, Mass., March 17, 2000 - Thermo Instrument Systems Inc. (ASE-THI), a Thermo Electron company, announced today that it has commenced its previously announced cash tender offer of $28.00 per share for any and all outstanding shares of its Thermo BioAnalysis Corporation subsidiary. The offer and withdrawal rights will expire at midnight on Thursday, April 13, 2000, unless the offer is extended. The tender offer is part of a major reorganization plan under which Thermo Instrument's parent company, Thermo Electron Corporation (NYSE-TMO), will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

     The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal, and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to Thermo BioAnalysis shareholders.

     The goal of the tender offer is to bring Thermo Instrument's and Thermo Electron's combined equity ownership in Thermo BioAnalysis to at least 90 percent. If Thermo Instrument and Thermo Electron achieve this 90-percent-ownership level, Thermo BioAnalysis would then be spun into Thermo Instrument through a "short-form" merger at the same cash price as the tender offer. Thermo Instrument expects to complete the spin-in of Thermo BioAnalysis in the second quarter of 2000.

     The tender offer and proposed subsequent short-form merger require SEC clearance of necessary filings. The short-form merger would not require Thermo BioAnalysis board or shareholder approval.

     Thermo Instrument Systems Inc. is a leading provider of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. The company also develops and manufactures instruments used to monitor radioactivity and air pollution; life science instruments and consumables; and imaging, inspection, measurement, and control instruments for various industrial processes. Thermo Instrument Systems is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.